Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Streamlytics, Inc.
8623 Washington Blvd
Culver City, CA 90232
https://www.streamlytics.co/

Up to $249,997.50 in Class B Common Stock at $4.50
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Streamlytics, Inc.
Address: 8623 Washington Blvd, Culver City, CA 90232
State of Incorporation: DE
Date Incorporated: October 11, 2018

Terms:

Equity

Offering Minimum: $9,999.00 | 2,222 shares of Class B Common Stock
Offering Maximum: $249,997.50 | 55,555 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $4.50
Minimum Investment Amount (per investor): $225.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Offering maximum.

In reliance on this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities,

(ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Super Early Bird Bonus

Invest within the first 72 hours and receive 10% bonus shares

Early Bird Bonus

Invest within the first 10 days and receive 5% bonus shares

Amount-Based:

$250 Perk: Bronze Tier

Access to exclusive Streamlytics private Investor Facebook Group

$500 Perk: Silver Tier

Early access to new Streamlytics consumer-facing products. Investor shoutout and acknowledgment on Instagram. + Everything in the previous tier

$1,000 Perk: Gold Tier

Access to Streamlytics Investor Meet & Greet in a US City. Custom Streamlytics investor sweatshirt only available to our StartEngine investor community + Everything in the previous tier

$5,000 Perk: Platinum Tier

Access to the company's quarterly overview and quarterly investor video conference +

Everything in the previous tier

$10,000 Perk: Diamond Tier

Access to a private dinner for Diamond level investors with Founder and Executive Team. *Transportation and lodging not included. + Everything in the previous tier

<u>The 10% Bonus for StartEngine Shareholders</u>

Streamlytics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $4.50/ share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $450. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

The Company and its Business

Company Overview

Streamlytics ethically accesses, values, and monetizes consumer data streams by democratizing access to personal data streams that have previously been limited, restricted, and/or exploited by large technology companies and unethical data brokerages. We establish a market value for data through a proprietary algorithm, which allows consumers to value and sell their data through our B2C products such as Clture.io. For some of our users who do not want to bother with the cumbersome process of requesting their data from every company they use, we provide a proxy service through GetMyData.io that does third-party data requests for a fee

Companies and organizations who want access to richer, ethically-sourced data to drive important business decisions license our B2B software because we are able to provide, at an aggregate level, more insightful first-party data while protecting the consumers' privacy.

Since our inception in 2018, we have spent our time focused on the research and development of our products. After realizing the broader market opportunity for what

we have been developing, we changed the corporate entity name in 2019 from Clture, Inc. to Streamlytics, Inc. to better reflect the vision of the company. We still retain the Clture name for one of our consumer-facing products, Clture.io. At the beginning of 2020, we started to release our products to the public. As of June 2020, we have three products available to the public with Streamlytics owning all intellectual property related to those products as well as the technologies developed since its inception.

Competitors and Industry

Global Data Broker Market size is expected to reach US$ 12.7 Billion by 2027. Dominate players in the space include:

- Nielson
- Acxiom
- Equifax

Smaller players in the space who are more direct competitors include:

- Parrot Analytics
- 7Park Data

In our view, what is lacking from dominate and smaller players in the space, is business that collect data ethically from consumers. It is common for most entities to buy and sell data without consumers knowledge. Ethical data collection refers to consumers having a clear understanding that their data is being collected with the purpose to resell it and clarity on how much it is being sold for. We believe Streamlytics provides a solution that is a transparent ecyosystem for buying and selling consumer data.

Current Stage and Roadmap

Having spent the past year and a half on research and devlopment has allowed us to have funcational products in the market: GetMyData.io, Clture.io, and the Streamlytics Insights Pro enterprise dashboard product. In addition to the products we have launched publicly, our core intellectual property has been developed. Our backend is powered by our Universal Data Interchange Format for processing and standardizing data, and our proprietary data valuation algorithm. Future milestones include continued penetration of the streaming market, scaling revenue, and open sourcing some of our IP. Specifically, in 2020 we would like to scale data acquisition and sales activities, which is why we are raising funds through this Reg-CF offering.

The Team

Officers and Directors

Name: Angela Benton

Angela Benton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: October 11, 2018 - Present
  Responsibilities: Leads the team with the purpose of maximizing the value of the company, which may include but isn't limited to maximizing the mission and impact, share price, market share, and/or revenues. Chief Executive also serves as key team member for sharing and amplifying the story and/or narratives of the organization. Angela currently takes a salary of $1 per year and equity compensation in the form of 4,000,000 shares in Founder's stock. Angela currently works full-time for Streamlytics.

- **Position:** Founder
  Dates of Service: October 11, 2018 - Present
  Responsibilities: Conceptualize product offerings or other intellectual property associated with products or services offered by the organization.

- **Position:** President
  Dates of Service: October 11, 2018 - Present
  Responsibilities: Oversee budgets, staff and other executives in the organization. Oversee the complete operation of the company ensuring it operates and goals are met based on the direction established in the strategic plans. Work with board members to plan and implement a short-, mid- and long-term strategy for the company.

- **Position:** Secretary
  Dates of Service: October 11, 2018 - Present
  Responsibilities: Arranging meetings of the directors and the shareholders. This responsibility will involve the issue of proper notices of meetings, preparation of the agenda, circulation of relevant reports and taking and producing minutes to record the business transacted at the meetings and the decisions taken.

- **Position:** Treasurer
  Dates of Service: October 11, 2018 - Present
  Responsibilities: Deals with all financial aspects including: financials, revenues, billing, payroll, expenses, fundraising, etc.

Other business experience in the past three years:

- **Employer:** Angela Benton Inc
  Title: CEO & Chief Creative Officer
  Dates of Service: April 01, 2017 - Present
  Responsibilities: Personal corporation for activities involving Angela Benton as talent, speaker, endorser, author, advisor, or investor.

Other business experience in the past three years:

- **Employer:** NewME, Inc.
  Title: Founder & CEO
  Dates of Service: March 11, 2011 - December 16, 2018
  Responsibilities: Managed products, programing, and investment decisions for early stage companies.

Name: Arisha Smith

Arisha Smith's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Revenue Officer
  Dates of Service: February 18, 2020 - Present
  Responsibilities: Arisha leads internal and external business intelligence for Streamlytics products with a data-driven approach to scaling revenue opportunities for the organization. Currently, Arisha does not take a salary compensation. Arisha takes an equity compensation of 44,444 shares vesting over a 36 month period with a cliff of 6 months.

Other business experience in the past three years:

- **Employer:** Idyllic Interactive
  Title: Founder & Managing Partner
  Dates of Service: May 01, 2010 - February 02, 2020
  Responsibilities: As Principal and Founder of Idyllic Interactive, I lead our team's collaboration with large brands, niche agencies and startups; and chart the journey towards demonstrating results.

Other business experience in the past three years:

- **Employer:** Streamlytics
  Title: Consultant
  Dates of Service: January 06, 2019 - February 17, 2020
  Responsibilities: Product marketing and development

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we," "us," "our," or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class B Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future to continue operations, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for consumers to ethically access, value and monetize consumer data streams. Our revenues are therefore dependent upon the market for these types of personal data streams.

Developing new products and technologies entails significant risks and uncertainties

Certain of products and services are still in the research and development-phase.

Delays or cost overruns in the development stage or the failure to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Class B Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will possibly need to raise more funds in the future,. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products and services will be able to gain traction in the marketplace. It is possible that our products and services will fail to gain market acceptance for any number of reasons. If the new products or services fail to achieve

significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products and services in the market, and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
The Company is a startup company, and as such, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. Essentially. Further, we have never turned a profit, and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not

to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation. The laws and regulations concerning data privacy may be subject to change, and if such changes take place, then the Company may be materially affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Streamlytics, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of

services or cyber-attacks either on our technology provider or on Streamlytics, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Angela Benton	4,000,000	Class A Common Stock	100.0
Angela Benton	100,000	SAFE	100.0

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, SAFE, SAFE, SAFE, SAFE, SAFE, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 55,555 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 4,000,000 with a total of 4,000,000 outstanding.

Voting Rights

Seven votes for each Class A share (versus one vote for each Class B shares).

Material Rights

Dividends. The holders of Class B Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors; provided, however, that if such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire Class A Common Stock, as the case may be, and the holders of shares of Class B Common stock shall receive shares of Class B Common Stock, as the case may be.

Liquidation Rights. Upon the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holder of Common Stock shall be entitled to share equally, on a per share basis, in all asseets of the Company of whatever kind available for distribution to the holders of Common Stock.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 444,444 outstanding.

Voting Rights

One vote per Class B share (versus seven votes per Class A share). Please see voting

rights in this offering below.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Other Material Rights

Dividends. The holders of Class B Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors; provided, however, that if such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire Class A Common Stock, as the case may be, and the holders of shares of Class B Common stock shall receive shares of Class B Common Stock, as the case may be.

Liquidation Rights. Upon the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holder of Common Stock shall be entitled to share equally, on a per share basis, in all asseets of the Company of whatever kind available for distribution to the holders of Common Stock.

The total amount outstanding includes 444,444 of shares to be issued pursuant to stock options.

SAFE

The security will convert into Common or preferred stock (depending on the

conversion triggering event) and the terms of the SAFE are outlined below:

Amount outstanding: $100,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: 1) Equity Financing (i.e., sale of preferred equity), and 2) Liquidity Event (i.e., IPO or Change of Control).

Material Rights

In the event of Dissolution, SAFE Holder will have standard preferential rights over capital stock holders (similar to creditors).

In the event of a Liquidity Event (i.e., IPO or Change of Control), SAFE Holder will have option to be either i) cashed out or ii) receive Class B Common Stock.

SAFE

The security will convert into Preferred or common stock (depending on the triggering event) and the terms of the SAFE are outlined below:

Amount outstanding: $10,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: 1) Equity Financing (i.e., sale of preferred equity), and 2) Liquidity Event (i.e., IPO or Change of Control).

Material Rights

In the event of Dissolution, SAFE Holder will have standard preferential rights over capital stock holders (similar to creditors).

In the event of a Liquidity Event (i.e., IPO or Change of Control), SAFE Holder will have option to be either i) cashed out or ii) receive Class B Common Stock.

SAFE

The security will convert into Common or preferred stock (depending on the conversion triggering event) and the terms of the SAFE are outlined below:

Amount outstanding: $30,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: 1) Equity Financing (i.e., sale of preferred equity), and 2) Liquidity Event (i.e., IPO or Change of Control).

Material Rights

In the event of Dissolution, SAFE Holder will have standard preferential rights over capital stock holders (similar to creditors).

In the event of a Liquidity Event (i.e., IPO or Change of Control), SAFE Holder will have option to be either i) cashed out or ii) receive Class B Common Stock.

SAFE

The security will convert into Common or preferred stock (depending on the conversion triggering event) and the terms of the SAFE are outlined below:

Amount outstanding: $5,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $6,500,000.00
Conversion Trigger: 1) Equity Financing (i.e., sale of preferred equity), and 2) Liquidity Event (i.e., IPO or Change of Control).

Material Rights

In the event of Dissolution, SAFE Holder will have standard preferential rights over capital stock holders (similar to creditors).

In the event of a Liquidity Event (i.e., IPO or Change of Control), SAFE Holder will have option to be either i) cashed out or ii) receive Class B Common Stock.

SAFE

The security will convert into Common or preferred stock (depending on the conversion triggering event) and the terms of the SAFE are outlined below:

Amount outstanding: $50,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: 1) Equity Financing (i.e., sale of preferred equity), and 2) Liquidity Event (i.e., IPO or Change of Control).

Material Rights

In the event of Dissolution, SAFE Holder will have standard preferential rights over capital stock holders (similar to creditors).

In the event of a Liquidity Event (i.e., IPO or Change of Control), SAFE Holder will have option to be either i) cashed out or ii) receive Class B Common Stock.

SAFE

The security will convert into Common or preferred stock (depending on the conversion triggering event) and the terms of the SAFE are outlined below:

Amount outstanding: $50,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: Common or preferred stock (depending on the conversion triggering event)

Material Rights

In the event of Dissolution, SAFE Holder will have standard preferential rights over capital stock holders (similar to creditors).

In the event of a Liquidity Event (i.e., IPO or Change of Control), SAFE Holder will have option to be either i) cashed out or ii) receive Class B Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $100,000.00
  Use of proceeds: Working capital and other general corporate purposes.
  Date: January 02, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $10,000.00
  Use of proceeds: Working capital and other general corporate purposes.
  Date: February 01, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $30,000.00
  Use of proceeds: Working capital and other general corporate purposes.
  Date: February 28, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $5,000.00
  Use of proceeds: Working capital and other general corporate purposes.
  Date: August 07, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Working capital and other general corporate purposes.
  Date: October 04, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Working capital and other general corporate purposes.
  Date: January 27, 2020

Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $40.00
  Number of Securities Sold: 4,000,000
  Use of proceeds: Founders shares to Angela Benton.
  Date: November 07, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2019</u>

Revenue, Cost of Revenue, Gross Margins

There was no revenue for 2019 and therefore no cost of goods sold or gross margins analysis at that time.

Operating Expenses

The Company expanded operations in 2019, incurring $148,867 in operating expenses. This included research and development costs of approximatly $45,000 to develop the product as well as general and administrative expenses of approximatly $100,000 to create the website, build the team, as well as professional fees to support the operations.

<u>Year ended December 31, 2018</u>

The company was formed towards the end of 2018 and there was limited operations. The company had yet to fully begin research and development.

Historical results and cash flows:

Historical results and cash flows are not representative of the future. The Company began its operations in 2019 and did not have any sales, but was also limited in its operations and capital expenditures. For the current year, 2020, the Company expects its revenue will increase due to products being released and sold to the public in the same year. Products were initially released to the public in the beginning of 2020.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company currently has cash on hand from its SAFE investments. As of March 31, 2020, the Company had cash of $47,000 and cumulative SAFE investments of $245,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical for our working capital and planned capital expenditures.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company would pursue other equity or debt options if they did not receive the funds from this campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We expect to be able to operate the company for 12 months if we raise the minimum following a slower growth strategy.

How long will you be able to operate the company if you raise your maximum funding goal?

We expect the company will be able to operate for 24 months if we raise the maximum funding goal.

Are there any additional future sources of capital available to your company?

(**Required capital contributions, lines of credit, contemplated future capital raises, etc...**)

At this time, the company has not contemplated additional future sources of capital in the form of lines of credit or contemplated future capital raises.

Indebtedness

- **Creditor:** Angela Benton
  Amount Owed: $2,242.00
  Interest Rate: 0.0%
  Maturity Date: June 11, 2020
  During 2019 and 2018, the founder made advances to the company. The advances are non-interest bearing, unsecured and due on demand. The maturity date is flexible.

Related Party Transactions

- **Name of Entity:** Angela Benton
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: CEO provided advances to the company as well as a $100,000 SAFE investment
  Material Terms: During 2019, the Company issued a SAFE agreement for $100,000 to an entity controlled by the Company's CEO and founder (see Note 4 in attached financials). The SAFE consists of $38,000 in cash proceeds received by the Company as well as $62,000 in company related expenses incurred throughout 2019. Of this amount, $61,000 is included in general and administrative expenses and $1,000 is included in research and development expenses in the statements of operations. During 2019 and 2018, the founder made advances to the company. The advances are non-interest bearing, unsecured and due on demand.

Valuation

Pre-Money Valuation: $19,999,998.00

Valuation Details:

Our pre-money valuation was determined based on multiple factors including an analysis of our IP, our recent valuations from prior fundraising efforts, analysis of similar stage businesses, our management's experience and history, and our business partnerships. The valuation was determined internally, without a formal third-party independent evaluation.

The value of all the **company's current assets,** including unfiled IP:

- Data Processors (HTML, PDF, CSV, JSON)

- Custom Data Converters

- HTML to UDIF

- PDF to UDIF

- CSV to UDIF

- JSON to UDIF

- Proprietary data file format: Universal Data Interchange Format (UDIF)

- Streaming media recommendation engine

- Data pricing and valuation algorithm

- Streamlytics Trademark

The valuation in our most recent SAFE from a private accredited investor with a $20MM valuation.

In-Direct Comparables which provided an analysis of the market potential for our type of business:

Nielsen

Size: 44,000

Type: Public

Stage: IPO (Mature) $5.44B Market Cap

Comparison to Streamlytics: Nielsen is most similar to Streamlytics as their overall focus is inline w/ Streamlytics Go-to-market strategy of entertainment media measurement.

Streamlytics Advantage: Streamlytics' advantage is it focuses on the growing streaming market while much of Nielsen's business still focuses on shrinking cable and broadcast markets.

Morning Consult

Size: 160

Type: Private

Stage: Series A (Early Stage) $306MM valuation (raised $31MM)

Comparison to Streamlytics: Morning Consult is most similar to Streamlytics with their focus on custom market research centered on data intelligence. Streamlytics' B2B offerings focus on the same thing (source).

Streamlytics Advantage: Streamlytics' advantage is that while Morning Consult focuses on obtaining real-time market research survey reporting, Streamlytics takes this a step forward with providing access to anonymized individual data streams in aggregate.

Transcend

Size: 11-50

Type: Private

Stage: Series A (Early Stage) $100MM valuation (raised $25MM)

Comparison to Streamlytics: Transcend is most similar to Streamlytics with its focus on data transfer and empowerment for consumers. The company has processed 20k data requests (source).

Streamlytics Advantage: Streamlytics' advantage is that in addition to providing consumer-facing solutions we have developed a proprietary data standard that allows for data to be used by consumers (and others) easier.

Acxiom/LiveRamp

Size: 500-1000

Type: Public

Stage: IPO (Mature); $3.078B Market Cap

Comparison to Streamlytics: Acxiom is most similar to Streamlytics' for its broad focus on data transactions (the movement of data between parties)(source).

Streamlytics Advantage: Streamlytics' advantage is we take an ethical approach to data transactions by working with and compensating consumers for their data. Acxiom uses various data mining techniques to acquire data sets without consumers' knowledge as well as purchasing data from sellers without a consumer's knowledge.

Management and previous startup successes:

- Angela Benton, the Founder of Streamlytics, has an existing track record in technology both as an executive at IAC and as a Founder.

- Angela previously launched a company in June 2011 and it was sold in December 2018.

- Plans for Streamlytics are to focus on growing revenue to see an exit either by acquisition or IPO in the future.

Business Partnerships:

- Actress and Producer of HBO's Insecure is a strategic investor (listed on the cap table), talent partnership portion of investment can be found in the corporate repository.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  40.0%
  Expand Sales department to increase B2B market penetration and revenue.

- *Marketing*
  20.0%
  Marketing activities to support B2B sales growth.

- *Operations*
  36.5%
  General operational expenses including seeding data acquisition expenses.

If we raise the over allotment amount of $249,997.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  15.0%
  Product Development: Continue to refine and update existing product offerings.

- *Company Employment*
  40.0%
  Expand Sales department to increase B2B market penetration and revenue.

- *Marketing*
  20.0%
  Marketing activities to support B2B sales growth.

- *Operations*
  21.5%
  General operational expenses including seeding data acquisition expenses.

The Company may change the intended use of proceeds if our officers believe it is in

the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.streamlytics.co/ (https://www.streamlytics.co/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/streamlytics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Streamlytics, Inc.

[See attached]

I, _____Angela Benton_____ (Print Name), the _Chief Executive Officer_ (Principal Executive Officers) of

_____Streamlytics, Inc._____ (Company Name), hereby certify that the financial statements of

_____Streamlytics, Inc._____ (Company Name) and notes thereto for the periods ending _____12/31/2018_____ (beginning

date of review) and _____12/31/2019_____ (End Date of Review) included in this Form C offering statement are true and

complete in all material respects and that the information below reflects accurately the information reported on our federal

income tax returns.

For the year | _____2019_____ the amounts reported on our tax returns were total income of $_-147,242_ ; taxable

income of $_-147,242_ and total tax of $_0.00_ .

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the

_____6/10/2020_____ (Date of Execution).

_____ (Signature)

Chief Executive Officer (Title)

_____6/10/2020_____ (Date)

STREAMLYTICS INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018


STREAMLYTICS, INC.
BALANCE SHEETS
Unaudited


	December 31,	
	2019	**2018**
ASSETS		
Current assets:		
Cash	$ -	$ 25
Subscription receivable	50,000	-
Total assets	$ 50,000	$ 25
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Related party advances	$ 2,242	$ 400
Future equity obligations (SAFEs)	195,000	-
Total liabilities	197,242	400
Stockholders' equity (deficit);		
Class A common stock, $0.0001 par value, 4,000,000 shares designated, shares issued and outstanding as of December 31, 2019 and 2018, respectively	40	40
Class B common stock, $0.0001 par value, 6,000,000 shares designated, no shares issued and outstanding as of December 31, 2019 and 2018, respectively	-	-
Accumulated deficit	(147,282)	(415)
Total stockholders' equity (deficit)	(147,242)	(375)
Total liabilities and stockholders' equity (deficit)	$ 50,000	$ 25

STREAMLYTICS, INC.
STATEMENTS OF OPERATIONS
Unaudited

| | Year Ended December 31, | |
	2019	2018
Net revenue	$ -	$ -
Cost of net revenue	-	-
Gross profit	-	-
Operating expenses:		
Research and development	44,971	-
General and administrative	101,138	415
Sales and marketing	758	-
Total operating expenses	146,867	415
Loss from operations	(146,867)	(415)
Provision for income taxes	-	-
Net loss	$ (146,867)	$ (415)
Weighted average common shares outstanding - basic and diluted	4,000,000	4,000,000
Net loss per common share - basic and diluted	$ (0.04)	$ (0.00)

STREAMLYTICS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

Unaudited

| | Class A Common Stock | | Accumulated | Total Stockholders' |
	Shares	Amount	Deficit	Equity (Deficit)
Balance October 11, 2018 (inception)	-	$ -	$ -	$ -
Founders' stock	4,000,000	40	-	40
Net loss	-	-	(415)	(415)
Balances at December 31, 2018	4,000,000	40	(415)	(375)
Net loss	-	-	(146,867)	(146,867)
Balances at December 31, 2019	4,000,000	$ 40	$ (147,282)	$ (147,242)

STREAMLYTICS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
Unaudited


STREAMLYTICS, INC.

STATEMENTS OF CASH FLOWS

Unaudited


	Year Ended December 31,	
	2019	**2018**
Cash flows from operating activities:		
Net loss	$ (146,867)	$ (415)
Adjustments to reconcile net loss to net cash used in operating activities:		
Expenses puruant to SAFE agreement	62,000	-
Net cash used in operating activities	(84,867)	(415)
Cash flows from financing activities:		
Proceeds from future equity obligations	83,000	-
Proceeds from related party advances	1,842	400
Procceds from issuance of founders' stock	-	40
Net cash used in operating activities	84,842	440
Net increase in cash	(25)	25
Cash at beginning of period	25	-
Cash at end of period	$ -	$ 25
Supplemental disclosure of non-cash financing activities:		
Subscripton receivable for SAFE agreement	$ 50,000	$ -

1. NATURE OF OPERATIONS

Streamlytics, Inc. (the "Company") is a Delaware corporation incorporated on October 11, 2018. The Company is a consumer driven data brokerage which uses highly targeted consumer facing applications to access consumer media consumption from demographics who consume media. The Company is headquartered in Los Angeles, California.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained cumulative net losses of $147,282 as of December 31, 2019 and has incurred negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 22018, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. To date, no revenue has been recognized.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the year ended December 31, 2019 amounted to $758, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company measures stock-based compensation based on the fair value of its common stock on the date of the agreement. The Company uses the Black-Scholes option-pricing model to determine the fair value of warrants.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2019 and 2018, diluted net loss per share is the same as basic net loss per share for each year. There were no potentially dilutive items outstanding as of December 31, 2019 or 2018.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07")*. ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for

attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company is in process of assessing the impact of the adoption of ASU 2018-07 on the financial statements.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. FUTURE EQUITY OBLIGATIONS

During the year ended December 31, 2019, the Company entered into five Simple Agreements for Future Equity ("SAFE") for an aggregate purchase amount of $195,000. In 2019, the Company received cash proceeds from these SAFEs of $83,000. There were an additional $62,000 in Company expenses incurred by a related party which was included as a SAFE (see Note 6). Lastly, the Company received $50,000 in proceeds in early 2020 from an October 2019 SAFE agreement.

The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation caps ranging from $5,000,000 to $10,000,000. If there is a preferred equity financing before the instrument expires or is terminated, the Company will automatically issue to the investors a number of shares of either a) a number of shares of Standard Preferred Stock equal to the purchase amount divided by the cash price per share of the Standard Preferred Stock, if the pre-money valuation applicable to the new investors is less than or equal to the valuation cap; or b) a number of shares of Safe Preferred Stock equal to the purchase amount divided by the Safe Price. The Safe Price is defined as the valuation cap divided by the number of dilutive shares outstanding.

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of Class B Common Stock equal to the Purchase Amount divided by the Liquidity Price (valuation cap dividend by the number of dilutive shares outstanding) if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holders of the SAFE agreements in full, funds will be distributed pro-rata and based on the purchase price and the remaining amounts will be covered with common stock equal to the remaining unpaid purchase price divided by the liquidity event. In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior to holders of the Company's capital stock. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment.

5. STOCKHOLDERS' EQUITY

Common Stock

As of December 31, 2019, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 10,000,000 shares of common stock, $0.0001 par value, of which 4,000,000 shares are designated as Class A common stock and 6,000,000 shares are designated as Class B common stock.

Each holder of Class A common stock will be entitled to seven votes for each share of Class A common stock held. Each holder of Class B common stock will be entitled to one vote for each share of Class B common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held.

During the year ended December 31, 2018, the Company issued 4,000,000 shares of Class A common stock at par value, for proceeds of $40, pursuant to the founders' stock.

6. INCOME TAXES

As of December 31, 2019 and 2019, the Company had net deferred tax assets before valuation allowance of $41,215 and $116, respectively. The deferred tax assets were a result of the Company's net operating loss carryforwards.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2019 and 2018, cumulative losses through December 31, 2019, and no history of generating taxable income. Therefore, valuation allowances of $41,215 and $116 were recorded as of December 31, 2019 and 2018, respectively. During the years ended December 31, 2019and 2019, deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2019, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $147,282, which may be carried forward.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018 tax year remain open to examination.

7. **RELATED PARTY TRANSACATIONS**

During 2019, the Company issued a SAFE agreement for $100,000 to an entity controlled by the Company's CEO and founder (see Note 4). The SAFE consists of $38,000 in cash proceeds received by the Company as well as $62,000 in company-related expenses incurred throughout 2019. Of this amount, $61,000 is included in general and administrative expenses and $1,000 is included in research and development expenses in the statements of operations.

During 2019 and 2018, the founder made advances to the company. The advances are non-interest bearing, unsecured and due on demand.

8. **COMMITMENTS AND CONTINGENCIES**

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

9. **SUBSEQUENT EVENTS**

In January 2020, the Company issued a SAFE agreement for $50,000 at a valuation cap of $20,000,000.

Management has evaluated subsequent events through June 10, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Streamlytics

The Future of Data



The future is in data.
Invest in it.
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$0.00 raised

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Price per Share

$20M
Valuation

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Offering Type

$225.00
Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Website | Culver City, CA | DATA/ANALYTICS

Streamlytics is creating the future of data transactions. Our B2C products help users reclaim ownership of their own data and give them a chance to monetize it. Companies pay Streamlytics for access to this treasure trove of packaged data through one of our B2B products.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Founded by former IAC Exec and one of Fast Company's Most Influential Women in Tech
- Our proprietary technology includes an algorithm that sets a market value for data transactions and a file standard that consolidates many data files into one unified format making it easier for how data is transferred between products and individuals.
- The market for streaming continues to grow each year, and so does the demand for user data

"The one profiting off of your data should be you."



Every day we create an incredible amount of highly valuable data. From the shows, we watch, to our add to carts, to our search queries, and even just walking from Point A to Point B. Each little action we take is being tracked and monetized, yet companies use it without compensating us.

At Streamlytics, we empower users to get access to and truly understand the value of their own data and participate in the resulting profit.

We do this by allowing you to upload or connect your data from the sites you use every day. We then strip any personally identifiable information and properly compensate you for its use.

Since launch, we've focused on **many** streaming platforms like Netflix & Spotify. We collected 5M data points in our first week of operation, but our vision is much larger than our go-to-market of streaming companies.

We've focused on streaming platforms like





and in our first week collected **5M data points**, but our vision is much larger than our go to market.

The reality is that while big tech companies allow you to download your data, they deliver it in formats that are unusable to everyday people. A typical data export has 3-4 different file types (JSON, HTML, PDF, CSV) and comes in hundreds if not thousands of different files.



JSON
PDF
HTML
CSV

Our long term play is to leverage our proprietary data standard UDIF (Universal Data Interchange Format) to become the future of data transfers between individuals, products, and organizations.

We're enabling a future where people own their data and can easily share it amongst platforms.

THE PROBLEM

Big Tech is making Billions off of your data, yet you don't get a dime

With every search, click, and page-load, users are constantly creating billions of

data streams through their various smart devices. These streams are bought and sold by corporations, often without the consumer's knowledge.

Never before has data been such a valuable commodity. In the age of deep learning and advanced analytics, access to vast troves of consumer information allows corporations to run hyper-targeted marketing campaigns, alter product offerings, power artificial intelligence, and any number of data-driven business decisions based on your personal information.

Because of the accelerated development of the Data-Driven Marketing Economy, which is worth hundreds of billions of dollars, and the lack of data privacy laws in the US these companies have been able to continue the collection of user data completely unbothered.

And in the case where users are savvy enough to request their data from companies, the bulk of this data is delivered in files that are made inaccessible to the average person.

These days, if a company is offering their product for free you're probably paying for it with your data and should be getting paid for it too.



Many common practices of data collection should actually be treated as a form of theft that I call **data appropriation** – which means capturing data from people without consent and compensation.

- Jathan Sadowski, The Guardian

THE SOLUTION

Transferring the value of your data back to you, where it belongs.

Ethical data transactions


streamlytics
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Billions
MacBook

Streamlytics has created a market that flips the script and allows for Consumer-to-Business data transactions, putting the power back in the hands of the people, and giving us all a right to our own data.

By using our applications to monetize their own data, companies can now get access to richer consumer data sets to drive results, ethically, while users also benefit directly from these types of data transactions.

Finally.
The transparency you deserve.



Cross Platform

The only solution measuring what consumers are streaming directly from the sources they stream on.



Smarter, Data-backed, Decisions

Blend your irreplaceable industry experience with our high quality structured data.



Clean & Clear

Our data is 100% ethically sourced and consensual

The demand for data is only growing as AI improves

By 2030, 70% of companies are projected to have adopted at least one type of AI technology. We believe that the Data-Driven Marketing Economy will continue to grow as further adoption of AI continues.

Streamlytics taps into a seemingly endless number of different market segments on the internet. We can help users reclaim their data from online shopping retailer behemoths like Amazon, or step into the ongoing $63B Streaming Wars. Data is all around us, and our estimated total addressable market of $1.3T reflects that. We based it off of the growing activity in Data-Driven Marketing, AI, and the ever-growing spending of streaming companies.

Total Addressable Market

$1.3T



Networks & Studios

$63B
Annually

Advertisers

$200B
Annually

Artificial Intelligence

$13T
Annually

Sources: Annual Content Acquisition Spend, Digital Marketing Association, McKinsey AI Frontier Modeling

*The Total Addressable Market statistic was developed internally by the Company based on its analysis of the cross-sections of sectors Streamlytics applies to and a goal of addressing 1% of that market.

In our efforts to bring data ownership back to the people, we are focused on growing populations. Minority communities are set to be the majority by 2045 in the US and our product roadmap reflects this.

OUR TRACTION

Processed over 5M data points in the first week after launch

After launching our B2C product, Clture, in April of 2019, it was received as a massive success and helped us secure major customers interested in our B2B solutions though, for competitive reasons, we cannot list them publicly at this time.



We've garnered positive press from outlets like Variety, Fast Company, and ADWEEK, and we also have landed major investors and interest in the media.

Now, people are taking **notice**.





WHAT WE DO

Consumer-to-Business Data Transactions



Streamlytics Data Ecosystem:
Monetization
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When consumers upload their data to our platform, we issue a Data License which gives consumers the complete right to own their data. Then, our proprietary pricing algorithm appraises their data based on stock performance and market cap.

We strip their data of all identifying features, process it, enhance it , and resell it to enterprise customers looking for access to richer data sets to power their business decisions.



How It Works
Streamlytics Data Ecosystem
Data Consent
$$$$
STORE
LIVE
streamlytics
$$
Propritary IP
Data Valuation Algorithm
New Data Standard
Streamlytics
Insights Data Platform

THE BUSINESS MODEL

We charge enterprise clients an annual subscription for access to our data ecosystem

We charge an annual subscription from our enterprise customers to receive access to data from our ecosystem. This costs businesses anywhere from $60,000 to $120,000 per year and gives growing companies an opportunity to enhance their existing data teams or supplement the very expensive data science resources currently on the market. We also offer Service Level Agreements in exchange for more platform support from our team.

And for consumers who would rather not go through the process of requesting their data from each service that they use, we charge a flat fee of $49.99 to do that for them, and store their data for a limited amount of time.

We make money by making
accessing data easier.


GetMyData.io
Streamlytics Insights Platform
Everyday Consumers
$49.99
per request
Enterprise Customers
$15K-$120K
per year

**Pricing disclosed above is subject to change depending on the customer and products outlined in each relationship. The pricing proved above is an estimate.*

HOW WE ARE DIFFERENT

Proprietary technology powering the future of data

We believe we are currently one of the only out of our competitors who take both a technology first and a consumer-first approach to data transactions.

We believe our pricing algorithm and data standard are our major innovations that make all of this possible. Our algorithm allows us to properly compensate users while turning a profit off of our enterprise sales. And, our UDIF (Universal Data Interchange Format) allows us to simplify moving this data between services.

Additionally, we are also one of the only services that ethically sources data directly from consumers' individual data streams. In our view, most competitors work with streaming companies and are reliant on which companies will allow them access to measure leading to incomplete and inaccurate reporting. Working with the consumers allows us to get a richer data set that is broader and more accurate.


Richer data, Ethically sourced
streamlytics
Pick a Network to Get Started
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hulu
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facebook
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• Built for businesses AND consumers
• A step to change the world of data

THE VISION

Democratizing data for good

We see ourselves becoming the future of data transfer between services and individuals. As the US follows the lead of other countries who have already taken legislative steps to restore data ownership rights to the people, we plan to be there with our proprietary technology as the flagship option from B2C data transactions.


clture.
$50.00
Share More Data
NETFLIX
YouTube
Spotify
Recommended for you

OUR LEADERSHIP

Led by veteran entrepreneur and leader Angela Benton

We're founded by Angela Benton, former IAC Executive, founder of NewMe (acquired), and Blackweb20.com, and a leader in the tech diversity movement, which led to over $47M in venture investment.

Fast Company added Benton to its list of Most Influential Women in Tech. She's been covered by CNN, Goldman Sachs, and Business Insider.

Surrounding her is an experienced team with rich experience in data science, entertainment, and tech.


Angela Benton
FOUNDER AND CEO
Accolades:
"100 Most Intriguing Entrepreneurs", Goldman Sachs
Fast Company Magazine's Most Influential Women in Technology
25 Most Influential African-Americans in Technology, Business Insider
Youngest Minority Media and Telecommunications Council (MMTC) Hall of Fame Inductee
CNN Black in America 4: Silicon Valley, The New Promised Land
Essayist: The Future of Entrepreneurship, Wall Street Journal 125th Anniversary edition

WHY INVEST

Participate in the future of data, now.

We are a highly experienced and connected team with an excellent proprietary product that is perfectly positioned to take advantage of the recent market shifts.

This is an opportunity to join us on a journey to transfer the value of data back to the people before it's too late.



In the Press

   

SHOW MORE

Meet Our Team





Angela Benton
Chief Executive Officer

Angela Benton is the Founder and Chief Executive Officer of Streamlytics, which helps everyday people and companies ethically access consumer data streams while helping them own their data in the process.

She is a pioneer of diversity in the technology industry and raising awareness around the inequalities that exist in the industry. In 2011 she founded NewME (acquired), the first accelerator globally for minorities. Through her leadership NewME has accelerated hundreds of entrepreneurs helping the nascent companies to raise over $47 million in venture capital funding.

To date, Benton has received numerous accolades, some of which include Goldman Sachs' 100 Most Intriguing Entrepreneurs, Fast Company's Most Influential Women In Technology, Business Insiders' 25 Most Influential African-Americans in Technology, Marie Claire's 50 Women Who Rule, Ebony Magazine's' Power 150 and many more. In addition, Benton has been featured in numerous national and international media outlets including CNN's award winning documentary series Black in America: The New Promised Land: Silicon Valley, MSNBC, Bloomberg, Inc, Forbes, Good Morning America, and the Wall Street Journal where she was a featured essayist alongside Mark Zuckerberg for the paper's 125th Anniversary edition on The Future of Entrepreneurship.

At the helm of Streamlytics, Angela continues to uncover untapped spaces in technology and innovation.

 



Arisha Smith
Chief Revenue Officer

Arisha Smith, an innovator in advertising technology; has designed growth strategies for businesses leveraging digital,



Tirrell D. Whittley
Head of Sales, Media & Entertainment

Tirrell D. Whittley is a visionary media executive and leader of LIQUID SOUL, one of the nation's leading marketing agencies for



Ahmed Maawy
VP of Engineering

Ahmed Mohamed Maawy is a seasoned technologist with over a decade of experience growing and leading technology products



Nikki Donaldson
Operations Manger

Nikki Donaldson has an extensive background in operations crediting her earlier work with technology companies

social and mobile platforms for over 20 years. Arisha, one of the first African American women to work in the advertising technology space for multicultural audiences, crafted the first million-dollar online advertising program for the Tom Joyner Morning Show, subsequently Interactive One.

In her role as Chief Revenue Officer for Streamlytics Arisha leads internal and external business intelligence for Streamlytics products. Leaning on her decades long experience in marketing technology and yield management she's responsible for alignment between sales, marketing, product, and engineering; leading with a data driven approach to scaling revenue opportunities for the organization. Arisha currently works full-time for Streamlytics.



leading marketing agencies for entertainment, sports and corporate brands. He has delivered results for over thirty #1 box-office films and more than 150 films that have generated over $3 Billion at the box office and has developed marketing and distribution campaigns for an astounding slate of films and television shows, including such legendary properties and blockbuster hits as Black Panther; Guardians of the Galaxy; 42: The Jackie Robinson Story; War of the Planet of the Apes; Game of Thrones; Hunger Games: Catching Fire; Fast & Furious 6; Black-ish; The Voice; EMPIRE; Power; and numerous others.

Among his many distinctions, Mr. Whittley is a 2019 NAACP Image Award Winner and a member of the Motion Picture Academy of Arts & Sciences. In his work for Streamlytics he leads Enterprise Sales Partnerships in Media and Entertainment. Tirrell splits his time between his role with Streamlytics and his personal business.



across the African continent. Prior to Streamlytics his work spanned leading engineering at Griffin Kenya (an InsureTech Company) as the Chief Technology Officer to working for innovative and disruptive startups like EveryLayer Broadband, Ushahidi, and one of Time's Magazine 50 most genius companies BRCK; the only company in East Africa that designs its own complete hardware and software stack. Most recently he was at the Al Jazeera Media Network, working on both Digital & Broadcast technical integrations. He a part of the team that launched Al Jazeera's streaming service AJ+ and was heavily involved in the organization's Media Archive Artificial Intelligence projects.

Ahmed is a respected leader and pioneer in the Kenyan technology community, his work having been featured in Quartz Magazine, Fast Company & Huffington Post. He sits on the advisory board for CIO's East African leading Internet of Things and Artificial Intelligence conference, the East Africa IoT and AI Summit. In his role as VP of Engineering at Streamlytics he leads engineering product development for both B2C and B2B products. Ahmed works full-time for Streamlytics.



amongst the likes of Path, Juneoven, HireAthena, and investment funds. Leading operations at Streamlytics her role includes strategizing data performances into measurable metrics ranging from day-to-day operational processes to engagement with customers and onboarding of team members, partners, and customers. Nikki currently works part-time for Streamlytics.

Offering Summary

Company : Streamlytics, Inc.

Corporate Address : 8623 Washington Blvd, Culver City, CA 90232

Offering Minimum : $9,999.00

Offering Maximum : $249,997.50

Minimum Investment Amount (per investor) : $225.00

Terms

Offering Type : Equity

Security Name : Class B Common Stock

Minimum Number of Shares Offered : 2,222

Maximum Number of Shares Offered : 55,555

Price per Share : $4.50

Pre-Money Valuation : $19,999,998.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Offering maximum.

In reliance on this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Super Early Bird Bonus

Invest within the first 72 hours and receive 10% bonus shares

Early Bird Bonus

Invest within the first 10 days and receive 5% bonus shares

Amount-Based:

$250 Perk: Bronze Tier

Access to exclusive Streamlytics private Investor Facebook Group

$500 Perk: Silver Tier

Early access to new Streamlytics consumer-facing products. Investor shoutout and acknowledgment on Instagram. + Everything in the previous tier

$1,000 Perk: Gold Tier

Access to Streamlytics Investor Meet & Greet in a US City. Custom Streamlytics investor sweatshirt only available to our StartEngine investor community + Everything in the previous tier

$5,000 Perk: Platinum Tier

Access to the company's quarterly overview and quarterly investor video conference + Everything in the previous tier

$10,000 Perk: Diamond Tier

Access to a private dinner for Diamond level investors with Founder and Executive Team. *Transportation and lodging not included. + Everything in the previous tier

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Streamlytics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $4.50/ share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $450. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VO: HI I'M ANGELA BENTON THE FOUNDER AND CEO OF STREAMLYTICS.

I STARTED STREAMLYTICS BECAUSE I NOTICED JUST HOW MUCH MONEY IS BEING MADE OFF OF DATA FROM EVERYDAY PEOPLE LIKE YOU AND ME.

EVERY DAY, WE'RE CREATING BILLIONS OF DATA STREAMS FROM OUR PERSONAL DEVICES LIKE OUR CELL PHONES, WATCHES, AND MORE.

BUT, IN MOST CASES WE DON'T EVEN HAVE ACCESS TO THIS DATA OURSELVES.

I BELIEVE THIS IS A HUMAN RIGHT AND I ALSO BELIEVE YOUR DATA IS VALUABLE. IN FACT, I KNOW YOUR DATA IS VALUABLE. SINCE BILLIONS OF DOLLARS ARE BEING MADE OFF OF IT BY BIG TECH AND UNETHICAL DATA BROKERAGES.

AT STREAMLYTICTS WE'RE HELPING EVERYDAY PEOPLE AND COMPANIES ETHICALLY ACCESS INDIVIDUAL DATA STREAMS.

HOW STREAMLYTICS WORKS IS WE HAVE CONSUMER FACING APPLICATIONS LIKE GETMYDATA.IO WHICH HELPS CONSUMERS GET ACCESS TO THEIR DATA AND CLTURE.IO WHICH HELPS CONSUMERS MONETIZE THEIR DATA.

GRAPHIC: HOW IT WORKS. STREAMLYTICS DATA ECOSYSTEM.

VO: WHEN YOU UPLOAD OR CONNECT YOUR DATA TO OUR PLATFORMS WE ISSUE YOU A DATA LICENSE THAT SAYS YOU OWN YOUR DATA, NOT US, AND WE'RE HAPPY TO PARTNER WITH YOU AND COMPENSATE YOU FOR IT.

GRAPHIC: YOU OWN YOUR DATA, NOT US. AND WE'RE HAPPY TO PARTNER WITH YOU AND COMPENSATE YOU FOR IT.

VO: OUR TECHNOLOGY VALUES, STANDARDIZES AND ENHANCES YOUR DATA STREAMS WITH THE GOAL OF MAKING THEM MORE VALUABLE AND USEFUL TO COMPANIES WHO WANT TO BUY ACCESS TO THEM. THIS NEW DATA SET IS PLUGGED INTO OUR B2B INTELLIGENCE DASHBOARDS.

GRAPHIC: SCREENSHOTS OF MOBILE DEVICE WITH STREAMLYTICS APP ON IT.

VO: COMPANIES AND ORGANIZATIONS WHO WANT ACCESS TO RICHER, ETHICALLY SOURCED DATA, TO DRIVE IMPORTANT BUSINESS DECISIONS CHOOSE TO LICENSE OUR B2B INTELLIGENCE DASHBOARDS BECAUSE WE'RE ABLE TO PROVIDE, AT AN AGGREGATE LEVEL, MORE INSIGHTFUL DATA WHILE PROTECTING THE CONSUMERS PRIVACY.

STREAMLYTICS IS NOT A MARKETPLACE, BUT WE ARE CREATING A MARKET FOR DATA TRANSACTIONS.

OUR INTELLECTUAL PROPERTY INCLUDES A DATA STANDARD THAT WE CREATED CALLED

THE UNIVERSAL DATA INTERCHANGE FORMAT (UDIF FOR SHORT) THAT CREATES ONE FILE FROM ALL OF THE DATA FILES THAT YOU PRODUCE MAKING IT EASY TO TRANSFER DATA BETWEEN OUR SYSTEMS, AND OTHERS.

WE ALSO HAVE A PROPRIETARY ALGORITHM THAT VALUES YOUR DATA. IT LOOKS AT STUFF LIKE PUBLIC COMPANY STOCK PERFORMANCE, MARKET CAPITALIZATION TO COME UP WITH A DATAPOINT VALUATION TO VALUE YOUR DATA AT THE DATAPOINT LEVEL.

WE'RE LASER FOCUSED ON GROWING MARKETS AND CHANGING LANDSCAPES.

GRAPHIC: GO-TO-MARKET STRATEGY. TARGET PRODUCT STRATEGY. DATA SOURCE CONSTRAINTS.

VO: WHILE WE THINK OUR TECHNOLOGY CAN APPLY TO ALL DATA SETS, WE'RE FOCUSING ON THE STREAMING MEDIA LANDSCAPE FIRST. IT'S ONE OF THE FASTEST GROWING MARKETS AND HAS GROWN OVER 450% OVER THE LAST DECADE ALONE.

GRAPHIC: GO-TO-MARKET STRATEGY. HYPER FOCUSED ON GROWING MARKETS AND CHANGING LANDSCAPES. MARKET DYNAMIC SHIFT. TARGET PRODUCT STRATEGY. DATA STREAM CONSTRAINTS.

OUR GOAL IS TO GAIN MARKET ADOPTION THROUGH OUR DATA MONETIZATION APPLICATIONS.

GRAPHIC: WE GAVE THEM OUR DATA. MOBILE PHONE SCREEN WITH VIDEO CYCLING THROUGH IT. TEXT "IMAGINE WHAT WE COULD DO"

GRAPHIC: MOBILE PHONE SCREEN WITH CLTURE APP ON IT. TEXT "WITH A PLATFORM THAT LET'S US GET PAID FOR OUR DATA."

GRAPHIC: WOMAN WITH HEADPHONES ON. TEXT "THIS IS CLTURE."

GRAPHIC: IT'S FINALLY TIME TO OWN YOUR DATA.

VO: FIRST, CLTURE, FOCUSES ON THE BLACK COMMUNITY. ASIDE FROM THIS GROUP OVER INDEXING IN MEDIA CONSUMPTION FOR

GRAPHIC: YOU DON'T JUST MOVE THE CULTURE.

GRAPHIC: YOU ARE THE CULTURE.

VO: THE PAST DECADE+ AND HAVING ONE OF THE RICHEST DATASETS AROUND, THE WORLD BANK RELEASED A STUDY SAYING 50% OF GLOBAL POPULATION GROWTH BETWEEN NOW AND 2050 WILL COME FROM THE BLACK DIASPORA.

GRAPHIC: NOW GET PAID FOR IT.

VO: THIS COMMUNITY OF PEOPLE ARE ALSO MARKET LEADERS AND CULTURE CREATORS WITH MUCH OF POP CULTURE SUCCESSES BEING DRIVEN BY THEM. IT'S ONLY RIGHT WE START HERE AND EXPAND FROM THERE.

THE FUTURE IS BRIGHT FOR STREAMLYTICS. AND THE TEAM AND I ARE EXCITED. ESPECIALLY WITH GROWING ADJACENT MARKETS LIKE ARTIFICIAL INTELLIGENCE WHICH BY 2030 70% OF COMPANIES WOULD HAVE ADOPTED ITS USE. MANY PEOPLE DON'T REALIZE THAT AI CAN'T ACTUALLY WORK AND FUNCTION WITHOUT DATA.

WE BELIEVE WE HAVE A RARE OPPORTUNITY TO TRANSFER SOME OF THE WEALTH THAT IS BEING CREATED FROM THE BIG TECH COMPANIES DIRECTLY BACK INTO THE COMMUNITY

WE HOPE YOU'LL JOIN US ON THE FUTURE OF DATA.

GRAPHIC: STREAMLYTICS LOGO

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State



I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "CLTURE, INC.", FILED IN THIS OFFICE ON THE EIGHTH DAY OF NOVEMBER, A.D. 2018, AT 2:38 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

7096797 8100
SR# 20187545534

Authentication: 203901291
Date: 11-14-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:38 PM 11/08/2018
FILED 02:38 PM 11/08/2018
SR 20187545534 - File Number 7096797

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

CLTURE, INC.

Clture, Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), certifies that:

1. The name of the Corporation is Clture, Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 11, 2018.

2. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 241 and 245 of the General Corporation Law of the State of Delaware. The Corporation has not received payment for any of its stock.

3. The text of the Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, Clture, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by Angela Benton, a duly authorized officer of the Corporation, on November 7, 2018.

/s/ Angela Benton
Angela Benton, Chief Executive Officer

EXHIBIT A

ARTICLE I

The name of the corporation is Clture, Inc. (the "**Company**").

ARTICLE II

The address of the Company's registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808-1674. The name of the registered agent at such address is The Company Corporation.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

The total number of shares of Common Stock the Company has authority to issue is 14,000,000, consisting of 4,000,000 shares of Class A Common Stock, $0.00001 par value per share (the "**Class A Common Stock**"), and 10,000,000 shares of Class B Common Stock, $0.00001 par value per share (the "**Class B Common Stock**," and together with the Class A Common Stock, the "**Common Stock**").

ARTICLE V

The rights, privileges, preferences and restrictions of the Class A Common Stock and Class B Common Stock are as follows:

1.   Dividends. The holders of Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors; provided, however, that if such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be, and the holders of shares of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be.

2.   Liquidation Rights. Upon the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock.

3.   Voting. Except as otherwise provided herein or by applicable law, the holders of Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Company. Each holder of shares of Class A Common Stock shall be entitled to seven (7) votes for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Each holder of shares of Class B Common Stock shall be entitled to one

(1) vote for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company.

4. <u>Amendments and Changes</u>. As long as any shares of Class A Common Stock shall be issued and outstanding, the Company shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of more than fifty percent (50%) of the outstanding shares of Class A Common Stock:

(a) amend, alter or repeal any provision of the Certificate of Incorporation or bylaws of the Company (including pursuant to a merger) if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Class A Common Stock;

(b) increase or decrease (other than for decreases resulting from conversion of the Class A Common Stock) the authorized number of shares of Class A Common Stock or of Common Stock;

(c) authorize or create (by reclassification, merger or otherwise) or issue or obligate itself to issue any new class or series of equity security (including any security convertible into or exercisable for any equity security) having rights, preferences or privileges with respect to dividends, redemption or payments upon liquidation senior to or on a parity with Class A Common Stock or having voting rights other than those granted to the Common Stock generally;

(d) enter into a Liquidation Event, as defined below;

(e) increase or decrease the size of the Board of Directors; or

(f) amend this Section 4.

For purposes hereof, a "**Liquidation Event**" shall mean any of the following: (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately before such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Company held by such holders before such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Company; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

5. <u>Subdivision or Combinations</u>. If the Company in any manner subdivides or combines the outstanding shares of one class of Common Stock, then the outstanding shares of the other class of Common Stock shall be subdivided or combined in the same manner.

6. <u>Mergers, Consolidation or Other Combination Transactions</u>. If the Company shall enter into any consolidation, merger, combination or other transaction or series of related transactions in which

-2-

shares of Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash or any other property, then, and in such event, the shares of Class A Common Stock and Class B Common Stock shall be entitled to be exchanged for or converted into the same kind and amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of the other class of Common Stock is exchanged or converted; provided, however, that if the stock or securities of the resulting entity issued upon such exchange or conversion of the shares of Common Stock outstanding immediately before such consolidation, merger, combination or other transaction would represent at least a majority of the voting power of such resulting entity (without giving effect to any differences in the voting rights of the stock or securities of the resulting entity to be received by the holders of shares of Class A Common Stock and the holders of Class B Common Stock), then the holders of shares of Class A Common Stock and the holders of shares of Class B Common Stock shall be entitled to receive stock or securities of the resulting entity issuable upon such exchange or conversion that differ for voting rights in a similar manner to which the shares of Class A Common Stock and Class B Common Stock differ under this Amended and Restated Certificate of Incorporation as provided under Section 3 of this Article V.

7.   Equal Status. Except as expressly provided in this Article V, Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

8.   Conversion.

A.   Certain Definitions. As used in this Section 8, the following terms shall have the following meanings:

(i) "Class A Stockholder" shall mean any individual that is issued Class A Common Stock by the Company.

(ii) "Permitted Entity" shall mean, for any Class A Stockholder, any trust, account, plan, corporation, partnership, or limited liability company specified in Section 8.C established by or for such Class A Stockholder, so long as such entity meets the requirements set forth in Section 8.C.

(iii) "Transfer" shall mean, for a share of Class A Common Stock, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law.

(iv) "Voting Control" shall mean, for a share of Class A Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share of Class A Common Stock by proxy, voting agreement or otherwise.

B.   Optional Conversion. Each share of Class A Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class B Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Company.

C.   Automatic Conversion upon Transfer. Each share of Class A Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class B Common Stock upon the Transfer of such share; provided, however, that a Transfer of Class A Common Stock by a Class A Stockholder or such Class A Stockholder's Permitted Entities to another Class A Stockholder or such Class A Stockholder's Permitted Entities shall not trigger such automatic conversion; provided further, however, that a Transfer by a Class A Stockholder to any of the following

Permitted Entities, and from any of the following Permitted Entities back to such Class A Stockholder and/or any other Permitted Entity by or for such Class A Stockholder shall not trigger such automatic conversion:

(i)   a trust for the benefit of such Class A Stockholder and for the benefit of no other person, provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the Class A Stockholder and, provided, further, that if such Class A Stockholder is no longer the exclusive beneficiary of such trust, each share of Class A Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(ii)   a trust for the benefit of persons other than the Class A Stockholder so long as the Class A Stockholder has sole dispositive power and exclusive Voting Control for the shares of Class A Common Stock held by such trust, provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the Class A Stockholder, and, provided, further, that if the Class A Stockholder no longer has sole dispositive power and exclusive Voting Control for the shares of Class A Common Stock held by such trust, each share of Class A Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(iii)   a trust under the terms of which such Class A Stockholder has retained a "qualified interest" within the meaning of §2702(b)(1) of the Internal Revenue Code (the "Code") and/or a reversionary interest so long as the Class A Stockholder has sole dispositive power and exclusive Voting Control for the shares of Class A Common Stock held by such trust; provided, however, that if the Class A Stockholder no longer has sole dispositive power and exclusive Voting Control for the shares of Class A Common Stock held by such trust, each share of Class A Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(iv)   an Individual Retirement Account, as defined in Section 408(a) of the Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such Class A Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Code; provided that in each case such Class A Stockholder has sole dispositive power and exclusive Voting Control for the shares of Class A Common Stock held in such account, plan or trust, and provided, further, that if the Class A Stockholder no longer has sole dispositive power and exclusive Voting Control for the shares of Class A Common Stock held by such account, plan or trust, each share of Class A Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(v)   a corporation in which such Class A Stockholder directly, or indirectly through one or more Permitted Entities, owns shares with sufficient Voting Control in the corporation, or otherwise has legally enforceable rights, such that the Class A Stockholder retains sole dispositive power and exclusive Voting Control for the shares of Class A Common Stock held by such corporation; provided that if the Class A Stockholder no longer owns sufficient shares or has sufficient legally enforceable rights to enable the Class A Stockholder to retain sole dispositive power and exclusive Voting Control for the shares of Class A Common Stock held by such corporation, each share of Class A Common Stock then held by such corporation shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(vi)   a partnership in which such Class A Stockholder directly, or indirectly through one or more Permitted Entities, owns partnership interests with sufficient Voting Control in the partnership, or otherwise has legally enforceable rights, such that the Class A Stockholder retains sole

-4-

dispositive power and exclusive Voting Control for the shares of Class A Common Stock held by such partnership; provided that if the Class A Stockholder no longer owns sufficient partnership interests or has sufficient legally enforceable rights to enable the Class A Stockholder to retain sole dispositive power and exclusive Voting Control for the shares of Class A Common Stock held by such partnership, each share of Class A Common Stock then held by such partnership shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock; or

(vii) a limited liability company in which such Class A Stockholder directly, or indirectly through one or more Permitted Entities, owns membership interests with sufficient Voting Control in the limited liability company, or otherwise has legally enforceable rights, such that the Class A Stockholder retains sole dispositive power and exclusive Voting Control for the shares of Class A Common Stock held by such limited liability company; provided that if the Class A Stockholder no longer owns sufficient membership interests or has sufficient legally enforceable rights to enable the Class A Stockholder to retain sole dispositive power and exclusive Voting Control for the shares of Class A Common Stock held by such limited liability company, each share of Class A Common Stock then held by such limited liability company shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock.

D.   Automatic Conversion upon Death of Class A Stockholder. Each share of Class A Common Stock held of record by a Class A Stockholder, or by such Class A Stockholder's Permitted Entities, shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class B Common Stock upon the death of such Class A Stockholder.

E.   Effect of Conversion. Upon a conversion of shares of Class A Common Stock to shares of Class B Common Stock pursuant to this Section 8, such conversion shall be deemed to have been made at the time that the Company's transfer agent receives the written notice required pursuant to Section 8.B, the time that the Transfer of such shares occurred or the death of the Class A Stockholder, as applicable. Upon any conversion of Class A Common Stock to Class B Common Stock, all rights of the holder of such shares of Class A Common Stock shall cease and the person or persons in whose names or names the certificate or certificates representing the shares of Class A Common Stock are to be issued, if any, shall be treated for all purposes as having become the record holder or holders of such number of shares of Class B Common Stock into which such Class A Common Stock were convertible. Shares of Class A Common Stock that are converted into shares of Class B Common Stock as provided in this Section 8 shall be retired and shall not be reissued.

F.   Reservation of Stock. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Class B Common Stock, solely for the purpose of effecting the conversion of the shares of Class A Common Stock, such number of its shares of Class B Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class A Common Stock into shares of Class B Common Stock.

9.   Adjustment in Authorized Class B Common Stock. The number of authorized shares of Class B Common Stock may be increased or decreased (but not below the number of shares of Class B Common Stock then outstanding) by an affirmative vote of the holders of a majority of the voting power of the Company.

10.   Administration. The Company may, from time to time, establish such policies and procedures relating to the conversion of the Class A Common Stock to Class B Common Stock and the general administration of this dual class Common Stock structure, including the issuance of stock certificates with respect thereto, as it may deem necessary or advisable, and may request that holders of shares of Class A Common Stock furnish affidavits or other proof to the Company as it deems necessary

-5-

to verify the ownership of Class A Common Stock and to confirm that a conversion to Class B Common Stock has not occurred.

ARTICLE VI

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Company is expressly authorized to make, alter, amend or repeal the bylaws of the Company.

ARTICLE VII

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Company.

ARTICLE VIII

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

Subject to any provisions in the bylaws of the Company related to indemnification of directors or officers of the Company, the Company shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the board of directors.

The Company shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

9515812_6.docx

A right to indemnification or to advancement of expenses arising under a provision of this Amended and Restated Certificate of Incorporation or a bylaw of the Company shall not be eliminated or impaired by an amendment to this Amended and Restated Certificate of Incorporation or the bylaws of the Company after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE X

Except as provided in ARTICLE VIII and ARTICLE IX above, the Company reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

9515812_6.docx

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "CLTURE, INC.",

CHANGING ITS NAME FROM "CLTURE, INC." TO "STREAMLYTICS, INC.",

FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF FEBRUARY, A.D.

2019, AT 3:24 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

7096797 8100

SR# 20191594784

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 202355748

Date: 03-01-19

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:24 PM 02/28/2019
FILED 03:24 PM 02/28/2019
SR 20191594784 - File Number 7096797

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

Clture, Inc.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " 1 " so that, as amended, said Article shall be and read as follows:

ARTICLE I

The name of the corporation is Streamlytics, Inc. (the "Company").

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 25th day of February, 2019.

By: *Angela Benton*

Authorized Officer

Title: CEO

Name: Angela Benton

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